SIFY TECHNOLOGIES LIMITED

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113

India

November 12, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attention:	Claire DeLabar
Robert Littlepage

Re:	Sify Technologies Ltd.

Form 20-F for the Fiscal Year Ended March 31, 2024

Response dated October 17, 2024

File No. 000-27663

Dear Ms. DeLabar and Mr. Littlepage,

Sify Technologies Limited (the “Company”) has received the letter dated October 29, 2024 from the staff members of the Securities and Exchange Commission (the “Staff”), with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2024 (the “Annual Report”).

As communicated to the Staff orally, the Company hereby requests an extension to the deadline for responding to the letter, to enable the necessary internal review related to the Company’s response. The Company will provide its response to the letter as soon as possible, in any event no later than November 26, 2024.

Thank you for your consideration in reviewing the above request. If you have any additional questions or comments regarding the Annual Report, please feel free to contact the undersigned at +91 44 2254 0770, ext. 2111.

Sincerely,

/s/ M P Vijay Kumar

Name: M P Vijay Kumar
Title: Executive Director and Chief Financial Officer
Sify Technologies Limited
Chennai
India